Exhibit 1.01

Elbit Systems Ltd.
Conflict Minerals Report
For the Year Ended December 31, 2025
In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

A.Introduction
This Conflict Minerals Report (this “Report”) of Elbit Systems Ltd. (together with its wholly-owned subsidiaries, “Elbit Systems” or “we”) for the year ended December 31, 2025 is presented to comply with Rule 13p-1 (the “CM Rule”) under the Securities Exchange Act of 1934.
The CM Rule was adopted by the U.S. Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Pursuant to Section 1502, publicly traded companies, such as Elbit Systems, must report to the SEC whether “conflict minerals” (tantalum, tin, tungsten and gold) (“3TG”) originating in the Democratic Republic of Congo (“DRC”) or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture, if any of the 3TG is necessary to the functionality or production of such products. The CM Rule was adopted because the sale of 3TG mined in the Covered Countries has funded armed conflicts in that region, and those conflicts have led to numerous human rights abuses and atrocities.
Unless otherwise defined herein, the terms used in this Report have the meanings ascribed to them in the CM Rule, Form SD and SEC Release No. 34-67716 issued by the SEC in 2012.

B.Company Overview
Elbit Systems is an international high technology company engaged in a wide range of programs throughout the world, primarily in the defense and homeland security arenas. We develop and supply a broad portfolio of airborne, land and naval systems and products for defense, homeland security and commercial applications. Our systems and products are installed on new platforms, and we also perform comprehensive platform modernization programs. In addition, we provide a range of training and support services.
Elbit Systems reports segment information in five segments, four of which are organized based on the nature of the products and services offered, and one geographic segment.
The Company’s five reportable segments are:
–Aerospace – mainly provides products and systems for airborne platforms, unmanned aerial solutions, precision guided munition (PGM) sensors, aerostructures, training and simulator systems, flight academy solutions, and commercial aviation systems.
–C4I and Cyber – mainly provides command, control, communications, computer, intelligence, surveillance and reconnaissance (C4ISR) systems, data links and radio communication systems and equipment, cyber intelligence solutions, autonomous solutions and homeland security solutions.
–Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) and Electronic Warfare (EW) – mainly provides a wide range of electro-optic laser solutions and countermeasure systems and products, naval systems and a wide range of EW systems and SIGINT systems.
–Land – mainly provides land-based systems and products for armored and other military vehicles, artillery and mortar systems, munitions for land, air and sea applications including PGM, armored vehicle and other platforms’ survivability and protection systems.
–Elbit Systems of America (ESA) – mainly provides products and systems solutions to U.S. military, foreign military sales (FMS/FMF), homeland security (HLS), medical instrumentation and commercial aviation customers.
C.Applicability of the CM Rule to Elbit Systems
Elbit Systems designs, develops and manufactures a broad portfolio of sophisticated products and systems in numerous programs for our customers around the world. Such products and systems often include a range of electronic components. We purchase these components from a supply chain consisting of thousands of suppliers and/or manufacturers. We collect 3TG information from our suppliers, primarily first-tier manufacturers (i.e., manufacturers contracting directly with us) of the products or components supplied to us. Through this information and our own material engineering analyses we have determined 3TG are necessary to the functionality or production of a number of our products. Therefore, we are required to make a filing pursuant to the CM Rule because we manufacture certain products for which elements of 3TG are necessary to the product’s functionality or production.
We do not directly source any 3TG from mines, smelters or refiners, and we believe that in most cases we are many levels removed from these supply chain participants and therefore have limited influence over them. Furthermore, because of the depth, geographic diversity and ongoing changes in our supply chain, and due to competitive factors, we often have significant challenges in identifying the full supply chain from information provided by our direct suppliers. However, through the efforts described in this Report, we take measures so that our suppliers meet the expectations of our Conflict Minerals Guidelines, which is described below.
D.Conflict Minerals Compliance Policy
Elbit Systems’ policy is to use “conflict free” 3TG in our products, and we support industry actions to increase supply chain transparency to facilitate the ability of companies to source conflict free 3TG. Our Conflict Minerals Compliance Policy Statement is published on our website at: www.elbitsystems.com.
Pursuant to our conflict minerals compliance policy, and as further described in this Report, we are taking measures to meet the applicable reporting obligations under the CM Rule and to enhance our supply chain due diligence and internal controls relating to 3TG. We are committed to sourcing materials from companies that share our values with respect to human rights, ethics and environmental responsibility. These supply chain values are reflected in our Supplier Code of Conduct, which can be found on our website. Our policy relating to conflict minerals is an important part of our overall practices regarding responsible supply chain management and is reflected in our Supplier Code of Conduct.
Elbit Systems periodically publishes additional information about our commitment to responsible sourcing and engagement with our suppliers and other stakeholders in our Sustainability Report, which includes an overview of our activities in the areas of ethics, corporate governance, environmental compliance, fair employment and support for our local communities. The Sustainability Report is published on our website.
E.Overview of the Company's Conflict Minerals Program and Reasonable Country of Origin Inquiry ("RCOI") for 2025
As part of our commitment to responsible sourcing, human rights and sustainability, it is our goal that the 3TG in our products should not, directly or indirectly, finance or benefit armed groups in the Covered Countries. Our efforts with respect to 3TG are aligned to the work of the Responsible Minerals Initiative (“RMI”), and we strive to improve the traceability in our supply chain.
Elbit Systems has a Conflict Minerals Compliance and Management Review Team (the “CM Team”) that supports compliance with the CM Rule, performs the RCOI and reports on conflict minerals. The multi-disciplinary CM Team consists of specially designated personnel from our supply chain management, procurement, quality assurance, and legal department. The CM Team is supported by outsourced services from specialists in the conflict minerals compliance and RCOI process.
We rely on our suppliers to provide information on the origin of 3TG contained in components and parts included in our products. The identification of suppliers that are relevant to us under the CM Rule involves different geographic regions, business areas and production sites throughout our organization. The CM Team plays a leading role in coordinating the supplier identification efforts. Suppliers who were identified to be relevant for our RCOI process in 2025 were identified on the basis of criteria such as the level of supply chain activities with such supplier and the likelihood that the items furnished by the supplier contain 3TG. The processes performed and described in this Report cover more than 95% of our worldwide supply chain activities relevant to 3TG.
In our annual RCOI process for 2025, we reviewed suppliers identified to be relevant under the above-mentioned identification criteria in an effort to determine the origin of the 3TG in our products. We analyzed and followed up with inquiries as we deemed appropriate where the analysis of our survey results indicated further information may be desirable. We do not have a direct relationship with 3TG smelters and refiners, and we do not perform or direct audits of these entities within our supply chain.
We utilized reporting templates and databases, such as approved smelter and refiner lists of 3TG industry initiatives such as the RMI, an initiative of the Responsible Business Alliance.
F.Conflict Minerals Program Design
Our RCOI activities and other 3TG-related activities are substantially consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (the “OECD Guidance”). The design of our due diligence process, including our RCOI, conforms substantially to the OECD Guidance as it relates to “downstream” purchasers of products and components. These processes are described below under sub-headings corresponding to the five-step framework of the OECD Guidance.
Step 1 - Establish Strong Company Management Systems
As mentioned above, we have a dedicated CM Team. This Team is responsible for implementing our due diligence activities, reporting on 3TG in compliance with the CM Rule and informing senior managers and our board of directors about matters relating to our conflict minerals compliance. Our compliance policies include, but are not limited to, our Ethics and Compliance Code of Conduct and our Supplier Code of Conduct, which set forth expected behavior for all our employees and our supply chain. The Supplier Code of Conduct includes provisions relating to conflict minerals compliance and is integrated as a standard supplement into our supplier agreements.
We have internal Conflict Minerals Compliance Guidelines that set out the activities to be taken in our due diligence process. Moreover, as indicated above, we have a published company-wide Conflict Minerals Compliance Policy Statement.
In 2025, identification of smelters and refiners in our supply chain was made through the use of due diligence tools, including those created by the RMI such as the Conflict Minerals Reporting Template (the “Template”). The Template is a supply chain survey designed to identify, among other 3TG-related information, the smelters and refiners that process the necessary 3TG contained in our supply chain. The information from our suppliers, in combination with information from the RMI, helps us to obtain information on the origin of the 3TG processed in our supply chain. Data obtained was reviewed and analyzed by us and is retained in our company records for the five-year period required by the CM Rule.
While our principal purchasing activities were conducted through our facilities in Israel and the U.S., during 2025 our activities also included 3TG compliance processes at our subsidiaries located in other countries, including RCOI and training activities.
We have grievance mechanisms under which employees and suppliers can report violations of our policies. This includes a whistleblower process for the reporting of alleged violations of laws or our Ethics and Compliance Code of Conduct, including issues relating to corruption, involving questionable accounting or auditing matters or which otherwise may seriously affect significant interests of Elbit Systems. This process is overseen by the Elbit Systems Chief Ethics Officer and by the Chair of the Audit and Financial Statements Review Committee of the Elbit Systems Board of Directors. Our Conflict Minerals Guidelines and our Supplier Code of Conduct also contain reporting mechanisms for reports to applicable Elbit Systems’ management personnel.
Step 2 - Identification and Assessment of Risks in the Supply Chain
Our CM Team leads a process to identify and assess 3TG-related risks. We attempt to focus this process on the most relevant level in our 3TG supply chain, which is the smelters and refiners. As stated above, we require our suppliers to provide identification information relating to smelters and refiners in our supply chain.
During 2025, suppliers meeting our applicable 3TG criteria were requested by us to provide information on 3TG in their supply chains through completing and submitting the Template. Suppliers were provided with support material, including the generally available RMI instructions and training illustrating the use of the tool that is available on RMI’s website. To support the quality of the response and a high response rate, the responses received were analyzed on an ongoing basis and followed up as deemed appropriate by members of the CM Team. Supplier responses were reviewed against risk level criteria developed or utilized by us to determine: (1) the risk level applicable to the supplier regarding 3TG and (2) which responses require further engagement with our suppliers, such as when the responses from suppliers were incomplete. Certain suppliers were contacted via e-mail or telephone to improve the quality of responses and increase the response rate.
Step 3 - Design and Implementation of a Strategy to Respond to Identified Risks

Under the third step of the OECD Guidance framework companies are encouraged to design and implement a strategy to respond to identified risks. Our due diligence is an ongoing process, both proactive and reactive, where suppliers are evaluated against our conflict mineral risk categories on a continuous basis to facilitate conflict minerals compliance in the suppliers’ processes.
Our due diligence process categorizes suppliers’ responses regarding 3TG under one of the following six conflict mineral risk categories (“DRC or an adjoining country” has the same meaning in this context as “Covered Countries”):
1.No 3TG - 3TG is not intentionally added to the product and not necessary to the production of the product.
2.Free/Not From DRC - The 3TG being used in the product do not originate from the DRC or an adjoining country.
3.Active/Conformant - The 3TG being used in the product originate from the DRC or an adjoining country; however, the smelters and refiners have been designated as “conformant” (formerly “compliant”) or “active” by the RMI under its Responsible Minerals Assurance Process (“RMAP”).
4.Undetermined/Not from DRC - The 3TG being used in the product do not originate from the DRC or an adjoining country, but to date the supplier has not provided complete information on all of its sources of supply.
5.Undetermined/from DRC - The 3TG being used in the product originate from the DRC or an adjoining country; however, the smelters and refiners have been designated as “conformant” or “active” under the RMAP, and to date the supplier has not provided complete information on all of its sources of supply.
6.Undefined from DRC - The 3TG being used in the product originate from the DRC or an adjoining country, and the smelters and refiners have not been designated as “conformant” or “active” under the RMAP.
During 2025, we used this risk-based approach and followed up with suppliers.
We continuously worked to improve our due diligence processes with respect to 3TG, mainly focusing on the quality of data received from suppliers surveyed. This included communication and collaboration with suppliers for purposes of improving the response rate of surveyed suppliers and improving the reliability and quality of the information provided. It also included follow-up communications with suppliers regarding RCOI issues.
Step 4 - Carry Out Independent Third Party Audit of Supply Chain Due Diligence and Identification Points in the Supply Chain
In the fourth step we focus on review of smelters’ and refiners’ 3TG practices. Since, as mentioned above, there are generally many tiers of suppliers between Elbit Systems and the smelters and refiners in the supply chain, we have not performed our own audits of smelters or refiners.
We reviewed the data received from our suppliers with respect to smelters and refiners and compared such information against the lists of facilities that have received either an “active” or “conformant” designation from the RMI or otherwise appeared on the RMI’s Smelter Reference List.
Although we are not currently required to conduct an Independent Private Sector Audit under the CM Rule, we continue to take steps, to improve our RCOI processes on an ongoing basis.
Step 5 - Report on Supply Chain Due Diligence
In compliance with the fifth step of reporting on supply chain due diligence, and in accordance with the CM Rule, during 2025 we continued to make our Conflict Minerals Report available on our website.
G.2025 Conflict Minerals Program Results
For the calendar year 2025, our due diligence was conducted at the supplier level, mainly first-tier manufacturers. The response rate among suppliers surveyed exceeded 75%. Among the supplier responses, we identified 349 smelters or refiners, as potential sources of 3TG that were reported to be in the supply chain through the end of the 2025 calendar year, that were designated by RMI as “active” or “conformant” or otherwise appeared on the RMI’s Smelter Reference List.
Many of our suppliers source 3TG from a variety of upstream sources and provided information to us on an aggregated, company-wide level, rather than a product level. Due to the fungible nature of these materials, we understand that these suppliers were unable to trace the 3TG that they source into the parts and components provided to us.

We therefore cannot be sure whether the smelters or refiners identified by our suppliers provided 3TG that was included in the parts and components actually supplied to us.
There were also a few additional potential high risk smelters for which we continued our due diligence review.
H.Future Activities
We are continuing to refine and expand the list of participating smelters and refiners. We believe that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the locations of origin of the 3TG in our supply chain.
During 2026, we plan to continue to review and evolve our due diligence and RCOI processes with respect to 3TG. During 2026 we expect to: (1) evaluate possible further updates of our Conflict Minerals Guidelines; (2) continue to follow-up on incomplete or unreceived responses from suppliers; (3) further develop the collaboration with suppliers for purposes of continued improvement of the supplier response rate and the reliability and quality of information provided; (4) further refine the criteria for our due diligence and supplier selection processes; (5) further enhance our internal control processes and activities; (6) continue to enhance our RCOI process, including our collaboration and assistance with outsourced services specialists in conflict minerals; (7) expand our awareness activities; (8) continue expansion of our RCOI activities to parts of our organization worldwide; and (9) continue to take mitigating steps with respect to high risk suppliers.
I.Forward Looking Statements
Certain of the matters discussed in this Report, including in particular our due diligence processes and future activities, include forward-looking statements. Readers of this Report are cautioned that our forward-looking statements are not guarantees of our future actions, which may differ materially from the expectations expressed in the forward-looking statements. We expressly disclaim a duty to provide updates to these forward-looking statements after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of unanticipated events.
The information included on our website and other materials referenced in this Report is not incorporated by reference in this Report.